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                            EXHIBIT 99-1


  Ault Establishes Joint Venture With Sumitomo Corporation of Japan To Manufacture and Market Battery Packs for Digital Wireless Phones

   Joint Venture Revenues of Approximately $13 Million Expected in
                             Fiscal 2000
                Rising to $28 Million in Fiscal 2001

April 12, 1999---Minneapolis, MN---Ault Incorporated (Nasdaq National Market: AULT) today announced the formation of Ault Energy Systems, Inc. (AES), a joint venture with Japanese trading company, Sumitomo Corporation that will manufacture and market smart battery packs for wireless digital telephones. AES will be 60%-owned by Ault and 40%-owned by Sumitomo.

Battery pack production is scheduled to commence in June 1999, which marks the beginning of Ault's fiscal 2000 year. AES sales are expected to total approximately $13 million in fiscal 2000 and are currently forecasted to increase significantly to approximately $28 million in fiscal 2001.

AES will manufacture smart battery packs on new production lines at the Company's manufacturing facility in Korea. Snapped into the back of a wireless phone, a smart battery includes a built-in microchip and electronics that monitor the battery's charge status and regulates battery recharging and other functions.

Sumitomo will be the sole agent for selling the completed battery packs to Korean OEMs of digital wireless phones, which dominate the wireless telephone market based on the CDMA technology standard. CDMA-based digital phones account for approximately 50% of the U.S. market, and the Peoples' Republic of China recently indicated it may open its market to CDMA-standard wireless equipment.

Frederick M. Green, president and chief executive officer, commented: "This joint venture represents the single greatest growth opportunity in Ault's history, and we are extremely pleased to be pursuing the wireless battery pack market with a partner of Sumitomo's global stature. Since the worldwide battery pack market is highly fragmented, we believe substantial opportunity exists for a well-funded operation like AES that is backed by Ault's demonstrated manufacturing expertise and Sumitomo's extensive distribution capabilities. As a result, we believe AES can develop a high degree of critical mass in the wireless battery pack market within a relatively short period of time."

Industry sources estimate that the smart battery pack market registered unit growth of nearly 50% in 1998. Demand for smart wireless battery packs is expected to continue exceeding available worldwide supply for the foreseeable future. The strong demand for smart battery packs is based on the fact that smart batteries are considered the best technology for increasing battery life and product safety.

Green said that under terms of the joint venture, Ault is free to pursue additional battery pack business outside the Korean market. He said the Company intends to evaluate selected opportunities involving such applications as digital cameras and camcorders.

Due to the impact of start-up costs, AES will post a loss during Ault's fourth quarter ending May 31, 1999, but Ault's consolidated earnings for this period are not expected to be significantly affected by its 60% equity share of this loss. AES is forecast to post progressively smaller losses during the first half of fiscal 2000 as battery pack production starts ramping up. It is anticipated that these losses again will have only a minimal impact on Ault's consolidated earnings. AES is expected to turn profitable in the third quarter of fiscal 2000 and report net income for the full year.

Initial equity funding for AES will amount to $2 million, of which Ault will contribute 60% or approximately $1.2 million. Later in fiscal 2000, the joint venture plans to borrow an additional
$2 million, which it expects to repay within one year.

Headquartered in Tokyo, Sumitomo Corporation is one of the world's largest integrated trading companies, providing value-added intermediary and distribution services between producers and customers around the globe. Sumitomo Corporation had sales of approximately $95 billion in 1998.

Ault is the largest independent manufacturer of external power conversion products based in North America. The Company is a leading supplier to original equipment manufacturers of telecommunication, data communications and medical equipment.

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For additional information, contact:
Frederick M. Green (CEO)
612/493-1900


Statements regarding Ault's anticipated performance are forward-looking and therefore involve risks and uncertainties, including but not limited to: market conditions in the global electronic industry, the ability of the AES joint venture to attain profitability within currently planned timetables, buying patterns of major customers including OEMs of wireless telephones, competitive products and technologies, and other factors set forth in the Company's filings with the Securities and Exchange Commission.